Exhibit 1





                    Consent of Independent Public Accountants





The Board of Directors
Metris Companies Inc.:


We consent to the incorporation by reference of our report dated June 14, 2002 in the registration statements (No. 333-42529 and 333-78345) on Form S-8 of Metris Companies Inc. and the use of such report in the annual report on Form 11-K of Metris Companies Inc. Such report relates to the statements of net assets available for benefits of the Metris Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2001 and the related schedule as of and for the year ended December 31, 2001.





Minneapolis, Minnesota
June 27, 2002